Exhibit 12.1

Breitburn Energy Partners LP
Computation of Ratio of Earnings to Fixed Charges
(In thousands)

	Year Ended December 31,
	2015	2014		2013	2012	2011

Earnings Available for Fixed Charges
Net (loss) income attributable to the partnership	$(2,583,339)	$421,333		$(43,671)	$(40,801)	$110,497
Add: income tax expense (benefit)	1,527	(73)		905	84	1,188
Less: income from equity investments	679	(31)		521	692	635
Pre-tax (loss) income before non-controlling interests and income from equity investees	(2,582,491)	421,291		(43,287)	(41,409)	111,050
Add:
Fixed charges	213,106	130,275		88,766	67,990	43,538
Amortization of capitalized interest	274	69		52	27	24
Distributed income of equity investments	(576)	209		466	1,179	841
Less:
Capitalized interest	155	326		128	54	77
Preferred unit distributions	16,500	9,350		—	—	—
Total earnings available for fixed charges	$(2,386,342)	$542,168		$45,869	$27,733	$155,376

Fixed Charges
Interest and other financing costs (a)	$208,933	$128,305		$87,195	$66,729	$42,499
Estimated interest within rental expense	4,173	1,970		1,571	1,261	1,039
Total fixed charges	$213,106	$130,275		$88,766	$67,990	$43,538

Preferred Unit Distributions	16,500	9,350		—	—	—

Total Fixed Charges and Preferred Unit Distributions	$229,606	$139,625		$88,766	$67,990	$43,538

Ratio of Earnings to Fixed Charges	—	4.2	x	—	—	3.6	x
Insufficient Coverage	$(2,599,448)	$—		$(42,897)	$(40,257)	$—

Ratio of Earnings to Fixed Charges and Preferred Unit Distribution	—	3.9	x	—	—	3.6	x
Insufficient Coverage	$(2,615,948)	—		$(42,897)	$(40,257)	—

(a) Includes capitalized interest and settlements paid on interest rate swaps.